Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-132959) pertaining to the Magellan Midstream Holdings Long-Term Incentive Plan of our reports dated February 26, 2007, with respect to the consolidated financial statements of Magellan Midstream Holdings, L.P., Magellan Midstream Holdings, L.P.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Magellan Midstream Holdings, L.P., and the consolidated balance sheets of Magellan Midstream Holdings GP, LLC, all of which are included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma

February 26, 2007